                           SONA MOBILE HOLDINGS CORP.
                          825 THIRD AVENUE, 32ND FLOOR
                               NEW YORK, NY 10022

                                                                  April 21, 2006

VIA FACSIMILE AND MAIL

Mark P. Shuman, Esq.
Branch Chief - Legal
Mail Stop 4561
Securities and Exchange Commission
Washington, D.C. 20549

                 Re: Sona Mobile Holdings Corp. (the "Company")
                     Registration No. 333-130461 on Form SB-2

Dear Mr. Shuman:

     In connection with the above referenced Registration Statement, we hereby request acceleration of effectiveness to 4:30 p.m. Eastern Daylight-Saving Time, on April 21, 2006, or as soon as practicable thereafter.

     We hereby acknowledge that:

     Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the
     Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours
                                       SONA MOBILE HOLDINGS CORP.

                                       by: /s/ John Bush
                                           -------------------------------------
                                           John Bush
                                           President and Chief Executive Officer